Exhibit 99.54

NEWS RELEASE
February 18, 2026

OceanaGold Reports Mineral Reserves and Resources for the Year Ended 2025
VANCOUVER, BC – OceanaGold Corporation (TSX: OGC) (OTCQX: OCANF) (“OceanaGold” or the “Company”) is pleased to provide its Mineral Reserves and Mineral Resources statement for the year ended December 31, 2025.
Highlights
•Total Mineral Reserves of 5.83 million ounces of gold (“Moz Au”) across its four operating assets.
•Total Measured and Indicated Resources of 8.63 Moz Au1 and Inferred Resources of 2.5 Moz Au.
•An initial underground Mineral Reserve of 0.44 Moz gold declared for Ledbetter Underground (“LUG”), Haile has removed lower margin open pit ounces while increasing asset Net Present Value (“NPV”) by determining that Ledbetter will be best advanced as an underground mine.
•Gold price assumption increased to a prudent $2,200/oz for reserves and $2,450/oz for resources.
•Reserve additions were driven by open pit extensions at Macraes, supported by a higher gold price that extends mine life to 2032, and increases at the Horseshoe Underground at Haile.
•At Wharekirauponga, 0.16 Moz of Inferred Resources was added, while a significant increase in resource conversion and growth drilling is planned for 2026.
•NI 43-101 Technical Reports for Haile and Macraes will be released by March 31, 2026 providing updated life-of mine plans based on Mineral Reserves only. The Didipio NI 43-101 Technical report will be released in the first half of 2026.
Gerard Bond, President and CEO of OceanaGold, said "Our 2025 Reserves and Resources reflect the value added through our successful exploration efforts in 2025, particularly at Horseshoe Underground at Haile and Wharekirauponga Underground at Waihi. The technical work to convert the final open pit phase at Ledbetter to an underground Reserve at Haile resulted in increasing Haile’s NPV. We are recognizing the benefits of operating in a higher gold price environment with the addition of 5 years mine life at Macraes, while maintaining a prudent $2,200 per ounce Reserve gold price assumption to ensure we produce profitable gold. We have a tremendous track record of organically growing our Reserve and Resources through exploration and we are increasing our investment in exploration by 50%, with a planned expenditure of $60M in 2026.”
1. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

www.oceanagold.com	1

Updated Mine Plans for Haile and Macraes
The updated Mineral Reserves for Haile reflects a change in mining method for the final Ledbetter open pit phase (Phase 4) to an underground mine. This change removes low-margin open pit ounces while improving the NPV of Haile. Beyond the economic benefits, the transition to underground also provides operational benefits, including significantly less waste movement, less rehandle, lower greenhouse gas emissions and lower tailings facility capacity requirements. In the upcoming technical report mine plan, LUG portal construction commences in 2028, with first development ore expected in 2029 and steady-state production expected in 2030. First ore from the Palomino Underground (“PUG”) remains on schedule for 2028. Mine life for the site will be extended to 2036.
Haile is expected to produce on average 210,000 ounces of gold per year from 2027 through 2031, providing the mine a more sustainable, de-risked production profile as compared to the previous technical report. Notably, open pit mining continues at Haile across the other open pits until 2033, which remain part of the planned mining sequence in conjunction with the underground operation.
The increased reserves at Macraes reflects the leverage the mine has to a higher gold price, with previously marginal open pits becoming economic in a rising gold price environment, resulting in the addition of 5 years of reserve mine life. Applying a $2,200 gold price assumption (compared to $1,750 previously), additional open pit cutbacks were economic at Innes Mills, Coronation, Coronation North and Golden Bar, which, in conjunction with the Golden Point Underground, extends the mine life at Macraes to 2032.
Updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical reports for Haile and Macraes will be filed on SEDAR+ by the end of March 2026 and will include life-of-mine plans, capital and costs estimates based on Mineral Reserves only. The Didipio NI 43-101 Technical report will be released in the first half of 2026.
Mineral Reserves
Mineral Reserves total 5.83 Moz, representing a net decrease of 0.39 Moz from the prior year (see Figure 1). The change was mainly driven by Haile, where reserves declined due to depletion and the change in mining method at LUG from an open pit to an underground mine, which removes lower margin open pit inventory while improving overall asset NPV. This was partially offset by additions at depth in the

Horseshoe Underground. Additionally, higher gold price assumptions allowed for multiple new open pit phases at Macraes.
Figure 1: Changes to Proven and Probable Reserves
Notes:
•"Depletion" refers to 2025 mining depletion.
•"Reserve Model Updates" represent drilling and/or model updates to reserve or initial reserve declarations.
•"Economic Factors" relate to gold price, mining cost and cut-off grade changes.
•"Adjustments" relate to changes not captured in other categories. This includes the LUG mining method change.

The Proven and Probable Mineral Reserves estimates as at December 31, 2025 are presented in Table 1 below.
Table 1: Proven and Probable Reserves as at December 31, 2025

	Proven			Probable			Proven & Probable
Gold	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)
Haile
Horseshoe Underground	1.52	4.39	0.21	2.63	4.24	0.36	4.14	4.29	0.57
Palomino Underground	-	-	-	3.62	2.96	0.34	3.62	2.96	0.34
Ledbetter Underground	-	-	-	4.00	3.39	0.44	4.00	3.39	0.44
Open Pits	2.47	1.23	0.10	16.1	1.62	0.84	18.6	1.57	0.94
Haile Total	3.99	2.43	0.31	26.3	2.33	1.98	30.3	2.35	2.29
Didipio
Didipio Underground	13.5	1.39	0.60	14.7	0.85	0.40	28.3	1.11	1.01
Didipio Open Pit Stockpile	13.2	0.30	0.13	-	-	-	13.2	0.30	0.13
Didipio Total	26.7	0.85	0.73	14.7	0.85	0.40	41.5	0.85	1.13
Macraes
Macraes Underground	0.04	2.01	0.00	2.57	1.90	0.16	2.62	1.90	0.16
Macraes Open Pit	11.5	0.55	0.20	19.7	0.64	0.40	31.2	0.61	0.61
Macraes Total	11.5	0.56	0.21	22.3	0.78	0.56	33.8	0.71	0.77
Waihi
Martha Underground	-	-	-	3.43	3.85	0.42	3.43	3.85	0.42
Wharekirauponga	-	-	-	4.10	9.20	1.21	4.10	9.20	1.21
Waihi Total	-	-	-	7.53	6.76	1.64	7.53	6.76	1.64
Total Gold	42.3	0.92	1.25	70.9	2.01	4.58	113	1.60	5.83

	Proven			Probable			Proven & Probable
Silver	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)
Haile
Horseshoe Underground	1.52	1.5	0.1	2.63	1.8	0.2	4.14	1.7	0.2
Palomino Underground	-	-	-	3.62	2.7	0.3	3.62	2.7	0.3
Ledbetter Underground	-	-	-	4.00	11	1.3	4.00	11	1.3
Open Pits	2.47	2.1	0.2	16.1	2.3	1.2	18.6	2.2	1.3
Haile Total	3.99	1.9	0.2	26.3	3.5	3.0	30.3	3.3	3.2
Didipio
Didipio Underground	13.5	1.7	0.7	14.7	1.3	0.6	28.3	1.5	1.4
Didipio Open Pit Stockpile	13.2	1.9	0.8	-	-	-	13.2	1.9	0.8
Didipio Total	26.7	1.8	1.6	14.7	1.3	0.6	41.5	1.7	2.2
Waihi
Martha Underground	-	-	-	3.43	17	1.9	3.43	17	1.9
Wharekirauponga	-	-	-	4.10	16	2.1	4.10	16	2.1
Waihi Total	-	-	-	7.53	17	4.0	7.53	17	4.0
Total Silver	30.7	1.8	1.8	48.6	4.9	7.6	79.3	3.7	9.5

	Proven			Probable			Proven & Probable
Copper	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)
Didipio
Didipio Underground	13.5	0.38	0.05	14.7	0.31	0.05	28.3	0.35	0.10
Didipio Open Pit Stockpile	13.2	0.28	0.04	-	-	-	13.2	0.28	0.04
Didipio Total	26.7	0.33	0.09	14.7	0.31	0.05	41.5	0.32	0.13
Total Copper	26.7	0.33	0.09	14.7	0.31	0.05	41.5	0.32	0.13
Notes:
•Mineral Reserves are defined by mine designs based upon the following assumptions: metal prices of US$2,200/oz gold, US$4.00/lb copper and US$25/oz silver; NZD/USD exchange rate of 0.60.
•Reported estimates of contained metal are not depleted for processing losses.
•For underground reserves, cut-offs applied to diluted grades.
•Mineral Reserves are reported on a 100% basis. OceanaGold holds an 80% attributable interest in the Didipio Mine.
•Haile:
◦Open Pit: the primary cut-off grade is 0.5 g/t Au, while oxide material is assigned a cut-off grade of 0.6 g/t Au.
◦Underground: the cut-off grade is 1.86 g/t Au.
•Didipio:
◦Gold equivalence (AuEq) is based upon the presented gold and copper prices as well as processing recoveries. AuEq = Au g/t + 1.27 x Cu%.
◦The 13.2 Mt surface stockpile inventory includes 5.3 Mt of low-grade stocks mined at an approximate cut-off grade of 0.27 g/t AuEq.
◦Underground: cut-off grade of 1.16 g/t AuEq is used. Incremental stopes proximal to development already planned to access main stoping areas are reported to a lower cut-off grade of 0.76 g/t AuEq
•Macraes:
◦Open Pit: Primary cut-off grade is 0.25 g/t while Golden Bar is 0.30 g/t
◦Underground: Golden Point cut-off grade is 1.08 g/t Au. Stopes for which access already exists are reported to a lower cut-off grade of 0.94 g/t.
•Waihi:
◦Martha Underground cut-off grade for previously unmined stoping areas is 2.60 g/t Au, increasing to 3.2 g/t Au for stoping areas in close proximity to remnant workings.
◦Wharekirauponga Underground cut-off grade for stopes is 2.40 g/t Au.
Mineral Resources
Measured and Indicated Resources (inclusive of reserves) total 8.63 Moz, a net decrease of 0.31 Moz from the prior year (Figure 2). The change was mainly driven by mining depletion at all operations, and at Haile, resources decreased due to the change in mining method of Ledbetter to an underground mine. This was partially offset by growth at Macraes, where resources increased as higher gold price assumptions allowed for multiple open pit expansions, with increases from model updates at Innes Mills and Coronation particularly contributing to growth. Additional increases came from the Horseshoe Underground at Haile and from Waihi, with increases at Wharekirauponga.

Figure 2: Changes to Measured and Indicated Resources
Notes:
•"Depletion" refers to 2025 mining depletion.
•"Resource Model Updates" represent drilling and/or model updates to reserve or initial reserve declarations
•"Economic Factors" relate to gold price, mining cost and cut-off grade changes.
•"Adjustments" relate to changes not captured in other categories.
Inferred Resources total 2.5 Moz, a net increase of 0.3 Moz from the prior year (Figure 3). The increase was largely driven by additions at Wharekirauponga Underground at Waihi, gold price-related open pit expansions at Macraes and additions at depth at Didipio, offsetting the decreases from Inferred Resources conversion.
Figure 3: Changes to Inferred Resources
Notes: See notes for figure 1.
The Measured, Indicated and Inferred Mineral Resource estimates (inclusive of Mineral Reserves) as of December 31, 2025 are presented in Table 2 below.

Table 2: Measured, Indicated and Inferred Resources as of December 31, 2025

Gold	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Au (g/t)	Contained Ozs (Moz)
Haile
Horseshoe Underground	1.98	5.11	0.33	2.76	5.11	0.45	4.74	5.11	0.78	0.5	2.7	0.0
Palomino Underground	.	.	.	4.19	3.38	0.45	4.19	3.38	0.45	0.8	2.5	0.1
Ledbetter Underground	.	.	.	4.07	4.12	0.54	4.07	4.12	0.54	1.2	2.9	0.1
Open Pits	2.58	1.21	0.10	16.1	1.64	0.85	18.7	1.58	0.95	0.6	0.9	0.0
Haile Total	4.56	2.91	0.43	27.1	2.63	2.30	31.7	2.67	2.72	3.1	2.4	0.2
Didipio
Didipio Underground	14.3	1.53	0.71	17.7	0.89	0.51	32.0	1.18	1.21	9.2	0.9	0.3
Open Pit Stockpiles	13.2	0.29	0.12	.	.	.	13.2	0.29	0.12
Didipio Total	27.5	0.94	0.83	17.7	0.89	0.51	45.2	0.92	1.34	9.2	0.9	0.3
Macraes
Macraes Underground	0.08	3.02	0.01	6.37	2.28	0.47	6.45	2.29	0.47	2.4	1.8	0.1
Open Pits	12.6	0.62	0.25	35.7	0.67	0.76	48.3	0.65	1.01	25	0.7	0.5
Macraes Total	12.7	0.63	0.26	42.1	0.91	1.23	54.8	0.85	1.49	27	0.8	0.7
Waihi
Martha Underground				6.33	5.24	1.07	6.33	5.24	1.07	2.2	4.6	0.3
Wharekirauponga				2.63	17.3	1.46	2.63	17.3	1.46	2.9	8.5	0.8
Open Pits				9.72	1.78	0.56	9.72	1.78	0.56	3.2	1.8	0.2
Waihi Total				18.7	5.13	3.08	18.7	5.13	3.08	8.3	4.9	1.3
Total Gold	44.8	1.05	1.51	106	2.10	7.11	150	1.78	8.63	48	1.6	2.5

Silver	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)	Tonnes (Mt)	Ag (g/t)	Contained Ozs (Moz)
Haile
Horseshoe Underground	1.98	1.9	0.1	2.76	2.1	0.2	4.74	2.0	0.3	0.5	1.0	0.0
Palomino Underground	.	.	.	4.19	2.8	0.4	4.19	2.8	0.4	0.8	2.1	0.1
Ledbetter Underground	.	.	.	4.07	12	1.6	4.07	12	1.6	1.2	7.5	0.3
Open Pits	2.58	2.5	0.2	16 .1	2.5	1.3	18.7	2.5	1.5	0.6	2.4	0.0
Haile Total	4.56	2.2	0.3	27.1	4.0	3.5	31.7	3.7	3.8	3.1	4.0	0.4
Didipio
Didipio Underground	14 .3	1.8	0.8	17.7	1.4	0.8	32.0	1.6	1.6	9.2	1.2	0.4
Open Pit Stockpiles	13 .2	1.9	0.8	.	.	.	13.2	1.9	0.8
Didipio Total	27.5	1.8	1.6	17.7	1.4	0.8	45.2	1.7	2.4	9.2	1.2	0.4
Waihi
Martha Underground				6.33	20	4.1	6.3	20	4.1	2.2	24	1.7
Wharekirauponga				2.63	27	2.3	2.6	27	2.3	2.9	13	1.2
Open Pits				9.72	10	3.2	9.7	10	3.2	3.2	10	1.0
Waihi Total				18.7	16	9.6	18.7	16	9.6	8.3	15	3.9
Total Silver	32 .1	1.9	1.9	63.5	6.8	14.0	95.6	5.1	16.0	21.0	7.1	4.7

Copper	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)	Tonnes (Mt)	Cu (%)	Contained Tonnes (Mt)
Didipio
Didipio Underground	14.3	0.43	0.06	17.7	0.33	0.06	32.0	0.37	0.12	9.2	0.3	0.02
Open Pit Stockpiles	13.2	0.28	0.04	.	.	.	13.2	0.28	0.04
Didipio Total	27.5	0.36	0.10	17.7	0.33	0.06	45.2	0.35	0.16	9.2	0.3	0.02
Total Copper	27.5	0.36	0.10	17.7	0.33	0.06	45.2	0.35	0.16	9.2	0.3	0.02
Notes:
•Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•All resources are based on the following assumptions: metal prices of US$2,450/oz gold, US$4.50/lb copper and US$28.50/oz silver; NZD/USD exchange rate of 0.60.
•Macraes Open Pit resources are constrained by optimised shells based upon economic assumptions above. Waihi Open Pit resources reported within a pit design limited by infrastructural considerations. Haile Open Pit resources reported within the reserve design pit.
•Underground resources are reported within volumes guided by conceptual stope designs which are based upon economic assumptions above and exclude dilution.
•Mineral Resources are reported on a 100% basis. OceanaGold holds an 80% attributable interest in the Didipio Mine.
•Haile
◦Open Pit primary cut-off grade is 0.50 g/t Au, while oxide cut-off grade is 0.60 g/t Au. Horseshoe, Ledbetter and Palomino underground resources at 1.70 g/t Au cut-off.
•Didipio
◦13.2 Mt surface stockpile inventory based on mining cut-off grades at the time ranging from 0.27 g/t to 0.40 AuEq.
◦Underground resources reported at a cut-off grade of 0.67 g/t AuEq between the 2,460mRL and 1,800mRL with AuEq cut-off grade based on presented gold and copper prices. AuEq = Au g/t + 1.27 x Cu %.
•Macraes
◦Open Pits cut-off grades between 0.25 g/t Au and 0.40 g/t Au.
◦Golden Point underground cut-off grade is 0.97 g/t Au.
•Waihi
◦Martha underground cut-off grade is 2.15 g/t Au, Wharekirauponga cut-off grade is 1.70 g/t Au.
◦Martha Open Pit cut-off grade is 0.5 g/t Au and Gladstone Open Pit cut-off grade is 0.56 g/t Au.

About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
For further information please contact:
Investor Relations:
Rebecca Henare, VP, Investor Relations
Tel: +1 604-678-4095
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, VP, Communications
Tel: +1 604-403-2019
media@oceanagold.com

Notes to Mineral Reserves and Mineral Resources Estimates
All Mineral Reserves and Mineral Resources were estimated as of December 31, 2025 and have been prepared in accordance with NI 43-101.
Mineral Reserves and Mineral Resources estimates are reported on a 100% basis. OceanaGold holds an 80% attributable interest in the Didipio Mine. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content. All $ references are in U.S. dollars.
Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; however, there is no guarantee that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.
The Mineral Resource estimates for Haile open pit and Horseshoe underground have been verified and approved by, or is based on information prepared by, or under the supervision of, J. Moore, the Company’s Head of Resource Development. The Mineral Resource estimates for the Haile Palomino and Ledbetter undergrounds have been verified and approved by, or is based on information prepared by, or under the supervision of, D. Corley, the Company’s Principal Resource Geologist. The Mineral Reserves estimate for Haile open pits has been verified and approved by, or is based on information prepared by, or under the supervision of, G. Hollett, the Company’s Head of Mine Engineering and the Mineral Reserves estimate for Haile underground has been verified and approved by or is based upon information prepared by, or under the supervision of, B. Drury, Superintendent – Engineering Services (underground), Haile.
The Mineral Resources estimate for Didipio has been verified and approved by, or is based on information prepared by, or under the supervision of, J. Moore, while the Mineral Reserves estimate for Didipio underground has been verified and approved by or is based upon information prepared by, or under the supervision of, P. Jones, the Company’s Head of Underground Mining.
The Mineral Resources estimate for Macraes open pit and underground operations has been verified and approved by, or is based on information prepared by, or under the supervision of, M. Grant, the Company’s Senior Geologist – Resource Development, Macraes. The Mineral Reserves estimate for Macraes open pits has been verified and approved by, or is based on information prepared by, or under the supervision of, K. Madambi, the Company’s Manager – Technical Services & Projects, Macraes. The Mineral Reserves estimate for Macraes underground has been verified and approved by, or is based upon information prepared by, or under the supervision of, E. Leslie, the Company’s Group Mining Engineer.
The Mineral Resources estimate for Waihi’s Wharekirauponga underground, Martha underground, Gladstone open pit and Martha Open Pit has been verified and approved by, or is based on information prepared by, or under the supervision of, L. Crawford-Flett, the Company’s Manager – Exploration and Geology, Waihi. The Mineral Reserves estimate for Martha underground has been verified and approved by, or is based on information prepared by, or under the supervision of, D. Townsend, the Company’s Manager – Mining (Underground), Waihi. The Mineral Reserves estimate for the Wharekirauponga underground has been verified and approved by, or is based upon information prepared by, or under the supervision of, E. Leslie, the Company’s Group Mining Engineer.
All such persons noted above are “qualified persons” for the purposes of NI 43-101. Messrs. Crawford-Flett, Madambi, Jones, Leslie, Moore and Townsend are Members and Chartered Professionals with the Australasian Institute of Mining and Metallurgy. Messrs. M. Grant and D. Corley are members of the Australian Institute of Geoscientists. Mr. Hollett is a Professional Engineer registered with Engineers and Geoscientists of British Columbia. Ms. Drury is a Registered Member with the Society of Mining, Metallurgy & Exploration.
For further scientific and technical information supporting the disclosure in this news release (including disclosure regarding Mineral Resources and Mineral Reserves, data verification, key assumptions, parameters, methods used to estimate the Mineral Resources and Mineral Reserves, and risks and other factors), please refer to the following NI 43-101 technical reports available on the SEDAR+ website at www.sedarplus.com under the Company’s name:
a)“NI 43-101 Technical Report Macraes Gold Mine Otago, New Zealand” dated March 28, 2024 with an effective date of December 31, 2023, prepared by M. Grant, J. Moore, K. Madambi, E. Leslie and D. Carr (OceanaGold);
b)“NI 43-101 Technical Report Didipio Gold / Copper Operations Luzon Island, Philippines” dated March 31, 2022 with an effective date of December 31, 2021, prepared by D. Carr, P. Jones, and J. Moore (OceanaGold);
c)“NI 43-101 Technical Report – Waihi District Pre-feasibility Study, New Zealand" dated December 11, 2024 with an effective date of June 30, 2024, prepared by D. Townsend, L. Crawford-Flett, K. Hollis, E. Leslie, and T. Maton (OceanaGold); and
d)“NI 43-101 Technical Report Haile Gold Mine Lancaster County, South Carolina” dated March 28, 2024 with an effective date of December 31, 2023, prepared by D. Carr, D. Londono, J. Moore and B. Drury (OceanaGold), L. Standridge and R. Cook (Call & Nicholas, Inc.), J. Newton Janney-Moore and W. Lucas Kingston (NewFields Mining & Technical Services LLC) and M. Sullivan and B. Miller Clarkson (SRK Consulting (U.S.), Inc.).
Cautionary Statement Regarding Mineral Resources and Mineral Reserves
The scientific and technical disclosure in this news release has been prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the United States Securities and Exchange Commission ("SEC") applicable to United States domestic companies. Accordingly, Mineral Resource and Mineral Reserve information and other scientific and technical information contained or referenced in this news release may not be comparable to similar information disclosed by United States companies subject to the scientific and technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Statement Regarding Forward-Looking Information
This news release contains certain "forward-looking statements" and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to: the future price of gold; the future financial and operating performance of the Company and its mining projects; the estimation of Mineral Reserves and Mineral Resources; the realization of Mineral Reserves and Mineral Resources estimates; estimates of exploration expenditures, costs and timing of future exploration programs; timing of filing of updated technical information, including each of the Haile, Macraes and Didipio technical reports; estimated mine life of the Company’s operations, including an extension to the mine life at Macraes to 2032; the expected increase in NPV at Haile; the timing for portal construction, first development ore and steady-state production at LUG; the timing for first ore from PUG; the production profile at Haile from 2027 through 2031; the timing for continued open pit mining at Haile; and information relating to future performance. Forward-looking statements relate to future performance and reflect the Company’s expectations regarding the execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.Such risks include, among others, the accuracy of Mineral Reserves and Mineral Resources estimates and related assumptions, inherent operating risks and those risk factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company's most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available on SEDAR+ at www.sedarplus.com under the Company's name. There are no assurances the Company can fulfil forward-looking statements. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: the Company’s ability to carry on current and future operations, including development and exploration activities, the timing, extent, duration and economic viability of such operations, including any Mineral Resources or Mineral Reserves identified thereby, the accuracy and reliability of estimates, projections, forecasts, studies and assessments, the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.